EXHIBIT 99.1

News Release dated January 19, 2014, Suncor Energy reports employee fatality at its Oil Sands site

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports employee fatality at its Oil Sands site

Fort McMurray, Alberta (Jan. 19, 2014) – It is with deepest regrets that Suncor Energy  reports there has been an employee fatality at its Oil Sands site on Sunday January 19, 2014.

Suncor Emergency Services personnel responded to a request for service early today after an employee was unable to be located.

Suncor immediately activated its emergency response plan, began full-scale search operations and notified the RCMP and Alberta Occupational Health and Safety.

The employee was located a few hours later and was declared deceased at the scene.

"We extend our sincere condolences to the family, friends and co-workers. They are certainly in our thoughts and prayers during this extremely difficult time," said Mark Little, Suncor executive vice president, Upstream.

The employee’s immediate family members have been notified and Suncor’s human resources team has initiated grief counselling activities for family and co-workers of the employee. No other employees were involved.

Suncor is working with the appropriate authorities and will complete a full investigation into the cause of the incident.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com